PE 1-1-02

1-15206

02011605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY, 2002

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS

(Registrant)

Date 21 JANUARY 2002 By Luke Thomas

(Signature) *

18 January 2002

SPIRENT PLC
NOTIFICATION OF PRELIMINARY RESULTS

Spirent plc, the international network technology company, will announce its preliminary results for the year ended 31 December 2001, on Wednesday 20 February, 2002.

Nicholas Brookes (Chief Executive) and Eric Hutchinson (Finance Director) will host the results presentation on that day, a recording of which will be available on the Spirent plc website (www.spirent.com/investors) from 15.00 London time (10.00 EST) until 27 February.

They will also hold a results conference call at 16.00 London time (11.00 EST) on 20 February. This may be accessed by dialling +44 (0)20 8781 0597, or in the US (303) 224 6997, and quoting 'Spirent'.

A recording of the results presentation will be available until 27 February by dialling Freephone 0500 637 880 (within the UK only) or +44 (0)20 8288 4459 quoting access code 645322. In the US, the recording is available on (303) 804 1855, quoting access code 14 53 211.

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Background note:

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four ordinary shares.